SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                               Yes ..... No ..X..


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                  DANISH COURT CONFIRMS RYANAIR IS CONSUMER'S

                            NO.1 AIRLINE IN DENMARK

Ryanair, Europe's No. 1 low fares airline, today welcomed a Danish court's decision which confirms that Ryanair is the Danish consumer's No. 1 airline for low fares, punctuality and customer service.

The court confirmed that Ryanair's advertisements showed the lowest fares and that no complaints were received by Danish consumers. Earlier in court the Danish Ombudsman had admitted the complaints were filed by the high fare airlines SAS and MAERSK.

Speaking in Denmark today, Ryanair spokesman Warwick Brady said: "We're delighted with the court decision, which threw out these baseless claims against Ryanair.

"Ryanair has flown over 650,000 passengers to and from Denmark since 1999, saving Danish consumers millions over the high prices of SAS and Maersk.

"The judge acknowledged the case was about SAS and MAERSK and not the consumer. The Ombudsman should resign now that he has admitted putting the interests of SAS and Maersk ahead of the Danish consumers. Ryanair has provided Danish consumers with Europe's No. 1 low fares, punctuality and customer service and the SAS/Maersk high fare airlines don't like it".



Ends     Friday 27th June 2003

For further information

please contact:
Paul Fitzsimmons      Ryanair               Tel.  353-1-8121228
Pauline McAlester     Murray Consultants    Tel.  353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 June 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director